FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is a Company Announcement issued by HSBC Bank Malta p.l.c., a 70.03% indirectly held subsidiary of HSBC Holdings plc, pursuant to the Listing Rules of the Malta Financial Services Authority, on 14 March 2013.

COMPANY ANNOUNCEMENT

HSBC Bank Malta p.l.c. ("the Company") announces that HSBC Life Assurance (Malta) Limited ("HLA"), a wholly-owned subsidiary of the Company, has agreed to enter into a Portfolio Transfer Agreement with HSBC Life (Europe) Limited ("HLE") for the acquisition of HLE's insurance policy book for nil consideration. The transaction is expected to complete in the fourth quarter of 2013 subject to regulatory approvals.

HLE is an Irish domiciled limited company, incorporated in 1994, which commenced business in 1996. It is regulated by the Central Bank of Ireland as a life insurance company authorised to write unit linked and protection business (Class I and Class III business) and is a wholly owned subsidiary of HSBC Holdings plc.

The portfolio consists mainly of unit linked investment policies sold across the EU under the Freedom of Service provisions. These policies have total funds under management of circa €1.1 billion. The portfolio also includes a closed book of life protection business. The insurance portfolio being transferred produced gross Annual Management Charges ("AMCs") of approximately €2.75 million in 2012.

This transaction provides HLA with additional benefits of scale while ensuring that existing HLE clients continue receiving the highest levels of service from another HSBC entity. The transfer project will be carefully managed by senior management on each side to ensure an orderly handover with minimal impact on the affected clients.

Dr. George Brancaleone LL.D.
Company Secretary

Media enquiries to Brendan McNamara on +44 (0)20 7991 0655 or at brendan.mcnamara@hsbc.com

Note to editors:
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 81 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,693bn at 31 December 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                Date: 14 March 2013